CONFIDENTIAL
October 8, 2008
VIA FACSIMILE, EXPRESS MAIL, AND EDGAR
Ms. Jennifer R. Hardy
Branch Chief
Division of Corporation Finance
United States Securities and
  Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010
RE:	Pulte Homes, Inc. Form 10-K for the Fiscal Year Ended December 31, 2007

File No. 1-09804
Dear Ms. Hardy:
The following is our response to your comment letter dated September 30, 2008 relating to the above referenced filing of Pulte Homes, Inc. filed with the United States Securities and Exchange Commission.
Very truly yours,

/s/ Roger A. Cregg
Roger A. Cregg
Executive Vice President and Chief Financial Officer

Pulte Homes, Inc.
Form 10-K for the year ended December 31, 2007
Comment: Item 1. Business, page 3
1.	We note from your Risk Factors discussion and your Management Discussion and Analysis the existence of a backlog of orders for homes not yet closed in your homebuilding segment and of loan applications in your financial services segment. In future filings, in addition to your present disclosure of the dollar amounts of existing backlogs compared to the preceding fiscal year, please indicate the portion of those backlogs not reasonably expected to be filled within the current fiscal year. See Item 101(c)(viii).
Response: In our future filings on Form 10-K, beginning with our Form 10-K for the year ending December 31, 2008, we will include in Item 1 disclosures related to our backlog of home sales. An example of this disclosure is included below:
“Ending backlog, which represents orders for homes that have not yet closed, was $      billion (      units) at December 31, 2008 and $2.5 billion (7,890 units) at December 31, 2007. For each order in backlog, we have received a signed customer contract and the required customer deposit, which is refundable in certain instances. Of the orders in backlog at December 31, 2008, approximately      % are scheduled to be closed during 2009, though all orders are subject to potential cancellation by the customer. In the event of cancellation, the majority of our sales contracts stipulate that we have the right to retain the customer’s deposit, though we may choose not to retain the deposit in certain instances.”
As disclosed in both Item 1 and our Management Discussion and Analysis, our homebuilding customers account for substantially all of our financial services operations. We believe that the disclosure included above satisfies the requirements of Item 101(c)(viii). In future filings, we will continue to disclose our backlog of loan applications within our Management Discussion and Analysis and will also enhance our discussion in both Management Discussion and Analysis and Item 1 to further emphasize that substantially all of our financial services operations relate to our homebuilding operations.
Comment: Homebuilding Operations, page 4
2.	In future filings, please disclose total assets for each reportable segment for each of the last three fiscal years here or include such information in Footnote 3 and provide an appropriate cross-reference. See Item 101(b) of Regulation S-K.
Response: In our future filings on Form 10-K, beginning with the Form 10-K for the year ending December 31, 2008, we will disclose total assets and inventory for each reportable segment for each of the last three fiscal years in our segment information footnote. We will continue to include in Item 1 a cross-reference to this footnote similar to the cross-reference included in Item 1 of our Form 10-K for the year ended December 31, 2007.

Pulte Homes, Inc.
Comment: Item 5. Issuer Purchases of Equity Securities, page 15
3.	In your tabular disclosure of the purchases of your own equity securities, the “Total” figure in column (d) does not appear to be the aggregate of the other figures in the same column. Please revise in future filings.
Response: In future filings, we will remove the “Total” figure in column (d) since that figure does not represent the aggregate of the other figures in column (d).
We acknowledge that:
•	Pulte Homes, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Pulte Homes, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.